Contact

www.linkedin.com/in/forrest-dell-853b1782 (LinkedIn)

Top Skills

Operational Risk Management
Business Development
Project Management

Languages

English (Native or Bilingual)

Forrest Dell

Founder and CEO
Honolulu, Hawaii, United States

Summary

As the CEO of NanoNest Homes, I lead a dynamic team dedicated to revolutionizing the traditional housing industry through innovative modular solutions. With a strong entrepreneurial spirit and a proven track record of execution, I have driven NanoNest Homes to deliver high-quality, sustainable, and affordable housing options. My passion for innovation and excellence fuels our mission to transform the way people think about homebuilding, ensuring that we consistently exceed expectations and set new industry standards.

Experience

NanoNest Homes

Founder and CEO
January 2023 - Present (3 years 9 months)

DataHouse

Director of Business Advisory Services May 2023 - March 2024 (11 months)
Honolulu, Hawaii, United States

Helping lead a team of consultants in providing advisory services to businesses of all sizes. I will be working closely with leadership in developing and implementing strategic plans, managing business operations and finances, providing marketing and sales support, and leading project teams to successfully complete projects.

Key Responsibilities:

Develop and implement strategic plans for businesses
Manage business operations
Provide marketing and sales support
Lead project teams to successfully complete projects
Build and maintain relationships with clients and stakeholders

Stay up-to-date on industry trends and best practices
Contribute to the development of DataHouse Consulting's overall business strategy

Bank of Hawaii
Vice President
March 2020 - April 2023 (3 years 2 months)
Hawaiian Islands

Data Management & Department Head

• Project owner and implementation head for our industry leading next-gen data mgmt AI software platform at a cost of $2.3mill.
• TPC reduction of 35% ($1.3 Mill): negotiated down existing IBM contract while including new cloud-based software install
• Built Accelerator Framework * enabling my dept to deliver annual KPI’s and IBM install ahead of expectations and deadlines
• Lead for our Federal Reserve Board Exam at Bank of Hawaii, and responsible for all audit discussions and mitigations.
• Bank’s leader in automating and scaling data initiatives infusing AI components and retiring manual processes
• Responsible for executive-level development, implementation and oversight of Bank of Hawaii's data management goals, standards, processes, and procedures, and responsible for program development, socialization, adherence, and enforcement

SYMPLE Designs
Founder
January 2018 - August 2019 (1 year 8 months)
Honolulu, Hawaii, United States

• Current role*- provide knowledge & experience to increase confidence of the decision-makers who represent the company
• Co-Founded an umbrella LLC to operate multiple e-commerce companies targeting current market gaps
• Launched an innovative smart furniture product line that generated + $1 Million in sales at 10x ROAS in its first 12 months
• Establish cost estimates to bring product to market, and generate company budget thresholds to properly allocate spend
• Engineer financial plans to determine overall company and product break-even points and ensure long-term solvency

Sierra Mountain Developers
Design Consultant
May 2008 - September 2018 (10 years 5 months)

Greater Denver Area

• Oversaw the successful and efficient operations of the company through strategic planning and project forecasting

• Enhanced focus on business development and building key customer and partner relationships

• Capital planning, monthly/yearly project forecasting and risk analysis, project reporting, and process improvement

ifb group
Business Consultant
June 2016 - March 2018 (1 year 10 months)

Charlotte, North Carolina Area

• Assisted in the development of a new accelerated methodology to fast-track project implementations across multiple sectors

• Lead the data management workstream for a $9 Million SAP project at an organization with a revenue over $655 Million

• Led the Data Governance initiative with key business units to identify and gather Critical Data Elements for the implementation of the Data Dictionary, Data Lineage, and Data Quality into SAP Information Steward (Data Governance Tool)

• Developed the scalable data quality implementation approach specifically for the automation of SAP Information Steward

Bank of America
Corporate Audit
June 2015 - June 2016 (1 year 1 month)

I work on a global team responsible for providing independent assessments of business activities throughout Bank of America Merrill Lynch. The group supports how the company manages risk by determining whether controls over key risks are in place and functioning properly. We also make recommendations to management in support of Bank of America's strategies and business objectives. It includes reporting directly to the Audit Committee of the Board of Directors to maintain independence. As a part of Global Tech & Operations, I provide the platforms and fulfillment services that sustain the company's consumer banking, wealth management, commercial banking, treasury services, sales and trading, and investment banking businesses.

CJHL

Semi-Professional & Collegiate Hockey Player

June 2008 - April 2015 (6 years 11 months)

Canada

- Pursued a professional career in ice hockey playing in junior hockey leagues across Canada and the east coast
- Gained invaluable leadership qualities which were instilled through hard work, determination, and proven success
- Enhanced time management skills by juggling two careers with a limited amount of availability and resources

Education

Penn State University

Bachelor of Science (BS), Supply Chain / Economics · (2011 - 2015)

Penn State University

Bachelor of Applied Science (B.A.Sc.), Economics · (2011 - 2015)